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                       [OLD BALDY CORPORATION LETTERHEAD]

June 22, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Old Baldy Corporation
    Registration Statement on Form SB-2
    Commission File No. 333-58356
    Filed April 5, 2001

Ladies and Gentlemen:

Old Baldy Corporation hereby applies for withdrawal of its Registration Statement referred to above pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 5, 2001 and has not been declared effective.

Pursuant to the Registration Statement, Old Baldy Corporation proposed to register 7,359 shares of its Class A Common Stock, $.10 par value, for issuance to the public with a proposed maximum offering price of $2,676,000.

Old Baldy Corporation's request for a withdrawal is based upon the fact that the nature of the offerees has changed such that the proposed offering may instead be made pursuant to an exemption from registration provided by Rule 506 of Regulation D of the Act.

No sale of securities occurred under the Registration Statement being withdrawn. Old Baldy Corporation may undertake a subsequent private offering in reliance on Rule 155(c).

If you have any questions regarding the foregoing application for withdrawal, please contact Theodore M. Elam, Esq. at (405) 235-9621.

Sincerely

/S/ L. Patton Kline

Old Baldy Corporation

L. Patton Kline, President